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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                               (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                        SODEXHO MARRIOTT SERVICES, INC.
                           (Name of Subject Company)

                        SODEXHO MARRIOTT SERVICES, INC.
                       (Name of Person Filing Statement)

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                    Common Stock, $1.00 par value per share
       Rights to purchase Series A Junior Participating Preferred Stock
                        (Title of Class of Securities)

                                  833793 10 2
                     (CUSIP Number of Class of Securities)

                             Robert A. Stern, Esq.
                   Senior Vice President and General Counsel
                        Sodexho Marriott Services, Inc.
                         9801 Washingtonian Boulevard
                         Gaithersburg, Maryland 20878
                                (301) 987-4000
                    (Name, Address and Telephone Number of
            Person Authorized to Receive Notice and Communications
                   On Behalf of the Person Filing Statement)

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                                  Copies to:
        Howard I. Flack, Esq.                   Thomas H. McCormick, Esq.
    Joseph G. Connolly, Jr., Esq.                 Thomas J. Plotz, Esq.
       Hogan & Hartson L.L.P.                         Shaw Pittman
        555 13th Street, N.W.                      2300 N Street, N.W.
       Washington, D.C. 20004                    Washington, D.C. 20037
           (202) 637-5600                            (202) 663-8000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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  This Amendment No. 1 (this "Amendment") amends the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed by Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"), with the Securities and Exchange Commission (the "SEC") on May 17, 2001. The Schedule 14D-9 and this Amendment relate to the tender offer by SMS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sodexho Alliance, S.A., a French corporation ("Sodexho"), to purchase all of the outstanding Shares at a purchase price of $32.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment is being filed on behalf of SMS. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

  Item 4 is hereby amended and supplemented as follows:

  (1) Clause (1) of the first sentence of (a) Recommendation of the Special Committee under Item 4. The Solicitation or Recommendation is amended and restated to read in its entirety as follows:

  "(1) determined that the Merger Agreeement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, SMS and fair to, and in the best interests of, SMS's unaffiliated stockholders;"

  (2) Clause (1) of the first sentence of (b) Recommendation of the SMS Board under Item 4. The Solicitation or Recommendation is amended and restated to read in its entirety as follows:

  "(1) determined that the Merger Agreement and the transactions contemplated thereby are (i) fair to and in the best interests of SMS's unaffiliated stockholders and (ii) fair to and in the best interests of SMS;"

  (3) The following sentence is inserted after the second sentence of the fourth full paragraph on page 9 of the Schedule 14D-9:

  "Although it did not discuss any specific analysis, UBS Warburg indicated that, subject to the completion of its financial analysis, it should be able to give the Special Committee its opinion that $32.00 per Share would be fair to the SMS stockholders (other than Sodexho and its affiliates) from a financial point of view."

  (4) The last full paragraph on page 9 of the Schedule 14D-9 is amended and restated to read in its entirety as follows:

  "On April 29 and 30, 2001, UBS Warburg provided the Special Committee with copies of the written summary dated May 1, 2001 of its financial analysis of Sodexho's proposal. This summary is discussed in the Offer to Purchase under the section entitled "Special Factors--Opinion of Financial Advisor," which section is incorporated by reference herein."

  (5) The following two sentences are inserted on page 10 at the end of factor 1 under (d) Special Committee's Reasons for the Recommendation:

  "The Special Committee believed that SMS's business was not expected to grow at a level substantially in excess of historical levels of growth and that a growth level below that of historical levels was possible. The Special Committee acknowledged the recent loss of some accounts in the education division, the slow growth in the first half of fiscal 2001 in the corporate division, the potential unfavorable short-term effect on earnings of the recent award of two military contracts and the potential unfavorable effect in fiscal 2002 of the renegotiation of the royalty payable to Sodexho for the use of the Sodexho name."


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  (6) The following sentence is inserted on page 10 at the end of the first paragraph of factor 2 under (d) Special Committee's Reasons for the
Recommendation:

  "The Special Committee believed that, due to Sodexho's approximately 47% ownership of SMS's common stock and the expiration on March 27, 2001 of the restriction on Sodexho's ability to acquire a 50% or greater ownership interest in SMS, Sodexho's right to appoint three of SMS's eight directors, and Sodexho's statement in its letter of January 24, 2001 that it would not consider a sale of its interest in SMS, it might be more appropriate to compare the proposed transaction with transactions in which a controlling stockholder acquires from the public the remaining interest in a company."

  In addition, the word "most" in the last sentence of the first paragraph of factor 2 under (d) Special Committee's Reasons for the Recommendation on page 10 should be deleted and replaced with the word "more."

  (7) The following two sentences are inserted on page 11 after the second sentence of factor 3 under (d) Special Committee's Reasons for the
Recommendation:

  "The Special Committee's advisors confirmed this position in subsequent discussions with Sodexho's advisors. The Special Committee also was aware that Sodexho's intention to offer $27.00 per Share for the Shares it did not already own had been made public in late January 2001 and that no third party had indicated an interest in acquiring SMS or the Shares not owned by Sodexho or its affiliates."

  In addition, delete the word "also" from the second sentence of factor 3 on page 11.

  (8) The following sentence is inserted on page 11 at the end of factor 6 under (d) Special Committee's Reasons for the Recommendation:

  "The Special Committee considered that the limited number of conditions to the Offer and the Merger, and the nature of those conditions, make the consummation of the transactions more likely."

  (9) The following sentence is inserted on page 11 at the end of factor 7 under (d) Special Committee's Reasons for the Recommendation:

  "In an appraisal action, a dissenting stockholder would have an opportunity to attempt to demonstrate that the fair value of each Share is greater than the price per Share being offered in the transactions."

  (10) The words "both" and "and Sodexho" are deleted from the sole existing sentence of factor 8 under (d) Special Committee's Reasons for the Recommendation on page 12 and the following two sentences are added to the end of factor 8:

  "In that regard, the Special Committee did not consider the views of SMS management with respect to the treatment in the proposed transaction of stock options and other compensation issues until after the $32.00 per Share price had been agreed upon. In addition, the Special Committee and its representatives did not discuss the substance of the negotiations with the other directors or SMS management until the Special Committee's final report to the SMS Board on May 1, 2001."

  (11) The following sentence is inserted as a new paragraph after the first clause (3) under (e) SMS Board's Reasons for the Recommendation on page 12:

  "The SMS Board did not independently analyze each of the factors referred to in clause (2) above. Instead, the SMS Board expressly adopted the analysis of the Special Committee and its conclusions."

  (12) The following paragraph is inserted prior to the second to the last paragraph under (e) SMS Board's Reasons for the Recommendation on page 12:

  "The Special Committee did not consider the net book value of the Shares in determining whether to accept Sodexho's offer of $32.00 per Share. The Special Committee noted that, due to SMS's accumulated deficit, the

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Shares have a negative net book value. The Special Committee did evaluate SMS as a going concern through various analyses performed by UBS Warburg, including in particular the discounted cash flow analysis prepared by UBS Warburg in connection with its fairness opinion, which takes into account financial forecasts, SMS's weighted average cost of capital and other qualitative factors. See the Offer to Purchase under the section entitled "Special Factors--Opinion of Financial Advisor--Discounted Cash Flow Analysis," which section is incorporated by reference herein."

Item 9. Exhibits.

      Item 9 is hereby amended and supplemented to include the following additional exhibit:

 Exhibit No.                           Description
 -----------                           -----------
 (a)(23)     Amendment No. 1 to the Tender Offer Statement on Schedule TO of
             Sodexho and the Purchaser filed with the SEC on June 5, 2001
             (incorporated by reference herein).


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  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SODEXHO MARRIOTT SERVICES, INC.

  Date: June 5, 2001                      By: /s/ Robert A. Stern
                                              ____________________________
                                              Robert A. Stern

                                          Title: Senior Vice President and
                                           General Counsel

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                                 EXHIBIT INDEX

 Exhibit
   No.                             Description
 -------                           -----------
 (a)(23) Amendment No. 1 to the Tender Offer Statement on Schedule TO of
         Sodexho and the Purchaser filed with the SEC on June 5, 2001
         (incorporated by reference herein).



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